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                                                                  EXHIBIT 4(c).9

[WESTPAC AUSTRALIA'S FIRST BANK LETTERHEAD]

30 April 2002

                                                          PRIVATE & CONFIDENTIAL

Mr Phil Coffey
Westpac Institutional Bank
Level 5
255 Elizabeth Street
Sydney NSW 2000

Dear Phil

I would like to formally offer you the position as Westpac's Group Executive, Westpac Institutional Bank. Your employment will be on the terms set out below and those contained in the attached Executive Employment Agreement.

1.   DATE OF COMMENCEMENT

Your date of commencement is 1st May 2002.

2.   POSITION AND DUTIES

Your role will be that of Group Executive, Westpac Institutional Bank, which will report to me.

Over following months, we will work together to clarify and agree the scope of your responsibilities in a way that meets our mutual objectives. Because of the dynamic nature of the industry and our commitment to developing our key people, the scope of the role may change over time.

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3.   REMUNERATION ARRANGEMENTS

FIXED PACKAGE

Your Fixed Package will be $550,000 per annum.

The following items may be selected from your Fixed Package. The value of these non-cash benefits can be up to a maximum of 40% of your Fixed Package. Any Fringe Benefits Tax ("FBT") incurred will be charged to your Fixed Package.

EMPLOYEE SUPERANNUATION CONTRIBUTIONS

You may elect to make nominated contributions to WSSP (see below), from your Fixed Package. These contributions (plus contributions tax) will be deducted from your Fixed Package on a pre-salary sacrifice basis.

MOTOR VEHICLE

You will be entitled to package two motor vehicles under a novated lease arrangement. Total running costs (which include lease payments, petrol, insurance, FBT and registration) will be costed to your Fixed Remuneration Package on a pre-tax basis.

PARKING

If you wish to include car parking in your package, the Bank will provide a parking space in its head office building. The notional value of this facility, presently $9,000 inclusive of FBT, will be costed to your Fixed Remuneration Package.

4.   SUPERANNUATION FUND

In addition to your Fixed Package, Westpac will make superannuation contributions of 9% of your Fixed Package to the Westpac Staff Superannuation Plan ("WSSP").

Your superannuation benefits will be provided for in the accumulation benefits section of the WSSP. The accumulation benefit allows you to invest in a range of investment options. A copy of the WSSP booklet will be provided to you.

5.   VARIABLE REMUNERATION

In addition to your Fixed Package, you:

(a) will be eligible to participate in the Group Executive Short Term Incentive Plan ("STI"); and

(b) may from time to time be offered Westpac Share Options under the General Management Share Options Plan ("GMSOP") or other plans as determined by the Bank. ("Long Term Incentive" or "LTI").

These components vary with your individual performance and business performance, as measured against challenging objectives to be agreed between us upon your commencement

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and subject to annual review. Further information is included in the Employment
Agreement attached.

6.   OTHER BENEFITS

Details of other benefits are included in Employment Agreement attached.

7.   TERMINATION AND PERIOD OF NOTICE

The Bank's arrangements regarding termination of your employment are outlined in the attached Executive Employment Agreement.

Phil, I am looking forward to working with you as a key member of the Group Executive Team. If you agree that this letter reflects our discussions and meets your expectations in terms of your appointment would you please sign the enclosed copy and return it to me. In the meantime, please contact me if there is anything further you wish to discuss.

Yours sincerely,


David Morgan
Chief Executive Officer
Westpac Banking Corporation

I, Phil Coffey, accept the terms and conditions as outlined in this letter and the attached Executive Employment Agreement.

/s/ Phil Coffey                       23/7/2002
----------------------------

(signature and date)

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EXECUTIVE EMPLOYMENT AGREEMENT

This Agreement applies to your employment as a Group Executive at Westpac. It should be read in conjunction with the accompanying letter of offer.

1.   CORE BUSINESS VALUES

Our set of core values provides the basis for how we go about our business of being a great Australian company.

At Westpac our core business values are:

   - Teamwork
   - Integrity
   - Performance.

These values shape our decisions and our relationships with all our key stakeholders including customers, shareholders and employees.

2.   VARIABLE REMUNERATION

SHORT TERM INCENTIVE

You will be eligible for annual performance bonus consideration under Westpac's Value Management Compensation Plan. This plan allows you to earn up to twice your annual target for the achievement of stretch performance. A full year 2002, target Short Term Incentive ("STI") of $550,000, will apply on a pro-rata basis for the number of months you are in the Group Executive role in 2002. The remainder of the year 2002 will be evaluated based on your target Short Term Incentive in your previous role, and an evaluation of your performance in that role.

If personal and Group business results are above plan, you will have the opportunity to earn bonus payments in excess of this range. In future years the target will be set annually at the commencement of the new financial year.

Where actual STI exceeds target STI it is our current policy to defer a portion of the STI payment. The deferral period is up to three years from the first payment date. A portion of the payment becomes due each year. Interest is applied to the balance outstanding each year and paid annually. The deferred portion is any amount over target STI.

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LONG TERM INCENTIVE

You will also be eligible for share option allocations under the Bank's General Management Share Option Plan ("GMSOP"). These are subject to performance hurdles which determine the number of options that can be exercised within the performance period. An explanation of the GMSOP and a copy of the Plan rules will be provided to you on commencement.

The full year target range for options grants for year ending 2002 is between 400,000 and 600,000 share options. This will be pro-rated for your actual months of service in this role, with the first six months based on the target range for your previous role. The options grant can be higher or lower than the pro-rated target depending on your assessed personal contribution and potential and Group business results.

The Bank may introduce and substitute other option or share schemes at its discretion. GMSOP is currently under review and Westpac will be recommending a new suite of share and option plans ("PROPOSED SHARE AND OPTION PLANS") to the Board for approval during 2002. Any subsequent Long Term Incentive awards made during 2002 are likely to be covered by the Proposed Share and Option Plans and will deliver equivalent remuneration value to the options range outlined above. Based on internal notional valuations in December 2001 the current valuation of the options range outlined above as LTI range is no of options X $2.02.

3.   ANNUAL REMUNERATION REVIEW

Your remuneration will be reviewed annually, usually shortly after the end of the financial year (30 September), effective 1 January of the following year.

4.   OTHER BENEFITS

In addition to your fixed package the Bank will also provide the following benefits.

Disability Insurance        The Bank will provide you with death and total and
                            permanent disability insurance cover of up to $600,000 in the Westpac Executive Group Life Plan.
                            This is in addition to any entitlement you have as a member of WSSP.

Health Checks               You will be invited to attend an annual
                            comprehensive health check at the Bank's expense.
                            This is provided as a benefit to you, and the results of the health check will not be disclosed to the Bank.

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Westpac Employee            You may access Westpac's discretionary staff
Advantage                   benefits under the Employee Advantage Program, which
                            may include priority customer discounts on loans and other Bank products as well as corporate discounts on various third party goods and services covering health and lifestyle benefits and other products. We will introduce you to Westpac Private Bank for your personal Banking requirements.

                            The products and services provided under the Employee Advantage Program may vary from time to time.

5.   MINIMUM SHAREHOLDING GUIDELINES

Westpac's Board Remuneration Committee has recently approved Executive Shareholding Guidelines ("GUIDELINES"). Any grants made under the Proposed Share and Option Plans will be the subject of the Guidelines.

The broad principles of the Guidelines are as follows:

-  Group Executives will be required to hold a minimum of 60,000 Westpac shares;
-  the minimum number of shares will be reviewed every 3 years;
- disposal restrictions will be placed on a proportion of any shares/options to be awarded to a participant in Proposed Share and Option Plans until such time as the minimum number of shares to be held under the Guidelines is met;
- disposal restrictions will be placed on no more than 50% of the shares or options awarded under the proposed Share and Option Plans until such time as the minimum number of shares to be held under the Guidelines is met; and
- there will be no time requirements placed upon executives for meeting the Guidelines.

6.   BUSINESS EXPENSES

The Bank will reimburse you for all reasonable out of pocket expenses incurred by you on Westpac business.

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7.   TERMINATION

TERMINATION AND NOTICE PERIOD

This Agreement and your employment with the Bank may be terminated at any time by the Bank or you giving six months' written notice. The Bank may elect to make a payment to you (based on your Fixed Package) in lieu of part or all of this notice period.

During any period of notice of termination, the Bank may direct you to perform different duties or no duties, depending on the circumstances of your departure.

If you have committed serious misconduct or a serious or persistent breach of this Agreement, the Bank may terminate this Agreement and your employment with the Bank with immediate effect and without any payment in lieu of notice.

If you are a director of Westpac or any of its subsidiaries at the time that your employment with the Bank concludes for any reason, you agree to resign from that office.

TERMINATION AND CHANGE IN CONTROL

The Bank acknowledges that particular concerns may arise in relation to your appointment conditions in the event of a change in control of the ownership of Westpac. If the Bank terminates your employment for reasons other than poor performance or misconduct at any time during a period of up to six months following a change in control, the Bank will extend your payment in lieu of notice on termination to 1.5 times your annual fixed package. In these circumstances, this payment would replace any other payment in lieu of notice.

For this purpose 'change of control' is defined to mean that a person or corporate entity becomes the beneficial owner of at least 35% of the voting shares of Westpac Banking Corporation on issue.

TERMINATION, INCENTIVE PAYMENTS AND OPTIONS

If you leave Westpac in most cases you will forfeit your rights to unpaid incentive payments and unvested options. There are provisions under the rules of the Westpac General Management Share Option Plan ("GMSOP") to alter the vesting period and/or the exercise period in certain termination circumstances.

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8.   EXECUTIVE CONDUCT

REQUIREMENTS

As a member of the executive team we require you to:

   - Give the whole of your time, ability and attention in normal working hours, or when reasonably required outside those hours (without additional remuneration), to the business and affairs of the Bank and any other Westpac company

   - Faithfully and diligently perform the duties and exercise the powers consistent with your position and any other responsibilities that may be assigned to you by the Bank from time to time

   - Comply with the Bank's Code of Conduct (copy attached)

   - Disclose any business interests, activities or decisions which conflict, or appear to conflict, with your duties or responsibilities to the Bank

   - Refrain from other business activities (including directorships) or employment without the written consent of the Bank

   - Refrain from any business activity or employment outside the Bank that could involve you having financial dealings with the Bank which may establish some responsibility of the Bank to another party

   - Not accept any payment or benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Bank

   - Maintain and disclose a register of your investments that may be made available to shareholders

   - Maintain and disclose a register of your directorships of companies not related to Westpac

   - Not use or disclose any confidential information which is disclosed to you in the course of your employment, including (without limitation):
     - information concerning the business of the Bank and any of its customers and any transactions in which the Bank or any of its customers may be or may have been concerned or interested;
     - strategic, business or marketing plans of the Bank or any of its customers; and
     - any trade secret, record, data of the Bank or any of its customers provided that this information is not in the public domain.

   - Maintain the confidentiality of your remuneration and the terms of this Agreement as a private matter between yourself and the Bank.

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POLICIES

In particular you should ensure that while you are employed with the Bank you read and at all times observe and foster compliance with the key employment policies including the:

   - Code of Conduct
   - Insider Trading Policy
   - Internet Technologies Code of Use
   - discrimination and harassment policies
   - occupational health and safety policies
   - media policies
   - privacy policies

These policies are reviewed on a regular basis and amended to meet the needs of changing business circumstances.

We will supply you with a set of these and other relevant policies that are likely to impact your role. Further information on particular issues is also available on the Bank's intranet.

CUSTOMERS AND EMPLOYEES

Your appointment to the Bank will mean that you will come into contact with market sensitive information concerning the Bank, its customers and employees that is of significant commercial value. To protect this value, we require that during your employment and for a period of twelve months after the termination of your employment, you will not:

   - Solicit or entice away any director or employee of the Bank

   - Directly or indirectly employ or engage any person who has during your employment by the Bank been a director or employee of or independent contractor to the Bank

   - Solicit or entice away from the Bank any customer, or potential customer, with whom you have had dealings during your employment.

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8.   INTELLECTUAL PROPERTY

The Bank will retain ownership of all ideas, inventions, patents, trade marks or other products or processes developed or created by you (either alone or with another person) during your employment with the Bank.

You consent to all acts or omissions of (or for the benefit of) the Bank which would otherwise constitute a breach of any moral rights you may have in relation to any works or other copyright subject matter which is connected with your employment with the Bank.

In addition, we also require that during your employment:

   - You do not knowingly infringe any other person's intellectual property rights, and

   - Whenever work produced by you in the course of your employment contains material over which a third party has any propriety or intellectual property rights, you must take all reasonable steps to obtain any consent required by law from the third party.

DISCLOSURE

You should be aware that the terms of your employment including this Agreement and the accompanying letter of offer may need to be disclosed to discharge legislative and regulatory requirements both in Australia and overseas.

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